EXHIBIT 99.1

Himax Executives Purchase Company Stock

TAINAN, Taiwan, Dec. 17, 2009 (GLOBE NEWSWIRE) -- Himax Technologies, Inc. ("Himax" or "Company") (Nasdaq:HIMX) today announced that Chairman Dr. Biing-Seng Wu and CEO Jordan Wu had recently increased their beneficial ownership of American Depositary Shares ("ADSs") in the Company.

The Chairman and CEO had respectively purchased 577,200 and 333,800 ADSs in the Company, through their respective affiliates, in the open market during the period of November and December 2009. The purchases demonstrate management's strong support for the Company and their tremendous confidence in the Company's long-term prospects.

About Himax Technologies, Inc.

Himax Technologies, Inc. designs, develops, and markets semiconductors that are critical components of flat panel displays. The Company's principal products are display drivers for large-sized TFT-LCD panels, which are used in desktop monitors, notebook computers and televisions, and display drivers for small- and medium-sized TFT-LCD panels, which are used in mobile handsets and consumer electronics products such as netbook computers, digital cameras, mobile gaming devices, portable DVD players, digital photo frame and car navigation displays. In addition, the Company is expanding its product offerings to include timing controllers, LCD TV and monitor chipset solutions, LCOS projector solutions, power management ICs and CMOS Image Sensors. Based in Tainan, Taiwan, the Company has regional offices in Hsinchu and Taipei, Taiwan; Ninbo, Foshan, Fuqing, Beijing, Shanghai, Suzhou and Shenzhen, China; Yokohama and Matsusaka, Japan; Anyang-si Kyungki-do, and Cheonan-si, Chungcheongnam-do, South Korea; and Irvine California, USA.

Forward-Looking Statements:

Factors that could cause actual operating and financial results to differ include, but not limited to, general business and economic conditions and the state of the semiconductor industry; market acceptance and competitiveness of the driver and non-driver products developed by the Company; demand for end-use applications products; reliance on a small group of principal customers; the uncertainty of continued success in technological innovations; our ability to develop and protect our intellectual property; pricing pressures including declines in average selling prices; changes in customer order patterns; changes in estimated full-year effective tax rate; shortages in supply of key components; changes in environmental laws and regulations; exchange rate fluctuations; regulatory approvals for further investments in our subsidiaries; our ability to collect accounts receivable and manage inventory and other risks described from time to time in the Company's SEC filings, including those risks identified in the section entitled "Risk Factors" in its Form 20-F for the year ended December 31, 2008 filed with SEC on dated May 15, 2009, as amended.

CONTACT:  Himax Technologies, Inc.
          Max Chan, Chief Financial Officer
            +886-2-2370-3999 Ext. 22300
            max_chan@himax.com.tw
          Investor Relations
          Jessie Wang
            +886-2-2370-3999 Ext. 22618
            jessie_wang@himax.com.tw

          The Ruth Group
          In the U.S.
          Joseph Villalta
          +1-646-536-7003
          jvillalta@theruthgroup.com